UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Global Eagle Entertainment Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

37951D 102

(CUSIP Number)

Harry E. Sloan

1450 2nd Street, Suite 247

Santa Monica, California 90401

(310) 209-7280

Copy to:

Joel L. Rubinstein, Esq.

McDermott Will & Emery LLP

340 Madison Avenue

New York, New York 10173

(212) 547-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 13, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 37951D 102
1		NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Harry E. Sloan
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,261,485 shares (1)
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 8,261,485 shares (1)
	10	SHARED DISPOSITIVE POWER 0 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,261,485 shares (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7% (1)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Includes 5,298,750 shares which may be purchased by exercising warrants and options that are presently exercisable, subject to reduction if the tender pursuant to the Offer described herein is accepted. See Items 5 and 6.

This Amendment No. 5 amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by the Reporting Person with the Securities and Exchange Commission on May 23, 2011, as amended on March 4, 2013, April 5, 2013, January 3, 2014 and June 20, 2014. Capitalized terms used in this Amendment No. 5 but not otherwise defined herein have the meanings given to them in the initial Schedule 13D, as amended to date.

This Amendment No. 5 is being made to describe a Tender Support Agreement entered into by the Reporting Person. Except as otherwise set forth herein, this Amendment No. 5 does not modify any of the information previously reported by the Reporting Person in the Schedule 13D, as amended to date.

Item 5. Interests of Securities of the Issuer.

(a) and (b) The information contained on the cover page to this Schedule is incorporated herein by reference.

The percentage beneficial ownership is based on 71,992,433 shares of the Issuer’s Common Stock outstanding as of August 8, 2014 (which excludes 3,053,634 shares held by AIA, the Issuer’s wholly-owned subsidiary), as adjusted to reflect the shares of Common Stock issuable to the Reporting Person upon the exercise of 5,280,001 Sponsor Warrants (assuming that the tender of Warrants pursuant to the Offer described in Item 6 is not accepted) and options that are presently exercisable. If the tender of Warrants by the Reporting Person pursuant to the Offer described in Item 6 is accepted, the Reporting Person would beneficially own an aggregate of 4,741,308 shares of Common Stock over which he would have sole voting and dispositive power, representing 6.4% of the 73,752,258 shares of Common Stock that would then be outstanding (assuming no other Warrants are tendered in the Offer).

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On August 13, 2014, the Issuer commenced an offer (the “Offer”) to all holders of its outstanding warrants exercisable for shares of the Common Stock that were originally issued in the Issuer’s initial public offering and in a private placement to the Issuer’s founders in connection with the Issuer’s initial public offering and which have an exercise price of $11.50 per share (the “Warrants”), to exchange 0.3333 shares of Common Stock in for every Warrant tendered by the holders thereof (approximately one share of Common Stock for every three Warrants tendered), up to a maximum of 15,000,000 Warrants, subject to proration, as described in the Issuer’s Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on August 13, 2014 (the “Schedule TO”). The Offer will expire at 9:00 a.m., Eastern Time, on September 11, 2014, or such later date to which the Issuer may extend the Offer. The terms and conditions of the Offer are described in the Offer to Exchange Letter (the “Offer Letter”) and the related Letter of Transmittal, each of which were filed as exhibits to the Schedule TO.

In connection with the Offer, on August 13, 2014, the Reporting Person entered into an agreement (the “Tender Support Agreement”) with the Issuer, pursuant to which he has agreed to tender pursuant to the Offer all of the 5,280,001 Warrants he beneficially owns in accordance with the terms and conditions of the Offer as set forth in the Offer Letter. The Tender Support Agreement terminates on the earliest to occur of: (i) the termination of the Offer, without any Warrants being accepted for exchange thereunder, (ii) the date of any modification, waiver, change or amendment of the Offer after the date of the Offer Letter that results in a (A) decrease in the number of Shares issuable upon exchange of each Warrant, or (B) change in the form of consideration to be paid in the Offer, or (iii) November 30, 2014 if, on or prior to such date, the Offer has not been consummated. The foregoing description of the Tender Support Agreement is qualified in its entirety by reference to the text of the Tender Support Agreement, which is incorporated by reference as an exhibit to this Amendment No. 5.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description
1	Tender Support Agreement, dated as of August 13, 2014, between Global Eagle Entertainment Inc. and Harry E. Sloan (filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on August 19, 2014 and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 25, 2014

By: /s/ Joel L. Rubinstein

Joel L. Rubinstein

Attorney-in-Fact for Harry E. Sloan